EXHIBIT 99

                                [UNILEVER LOGO]



         FOR IMMEDIATE RELEASE
         Media Relations Contact:                    Investor Relations Contact:
         Nancy Goldfarb                              Leigh Ferst
         212/906-4690                                212/906-3430


         NEW YORK - November 4, 2002 - Unilever, through its wholly owned subsidiary Unilever Capital Corporation, rated A1 (stable) / A+ (stable), priced today a $1 billion 30-year SEC-registered Global Bond. The issue is guaranteed jointly and severally by Unilever N.V., Unilever PLC and Unilever United States,

Inc. The coupon of 5.90 represented a spread of 92 basis points over US

Treasuries.


         The issue was completed within a single business day and was placed with over 120 institutional investors across the United States and over 50 international investors. JPMorgan and Salomon Smith Barney acted as joint bookrunners on this transaction. Co-managers were ABN AMRO, BNP Paribas,

Deutsche Bank Securities, Goldman Sachs, HSBC, Mizuho, Morgan Stanley and UBS

Warburg. The offering is being made only pursuant to a prospectus supplement and an accompanying prospectus, copies of which may be obtained from Vice President

- Treasury & Control, Unilever United States, Inc., 700 Sylvan Avenue, Englewood

Cliffs, NJ 07632. Tel. (201) 894-2109; Fax. (201) 894-2138.